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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       REPORT OF A FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                           THE SECURITIES ACT OF 1934

For the month of                      March                                2005
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                               Acetex Corporation
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                 (Translation of registrant's name into English)

                    750 World Trade Centre, 999 Canada Place,
                   Vancouver, British Columbia, Canada V6C 3E1
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                  (Translation of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F               Form 40-F     /X/
          -----------             -----------

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No     /X/
    ------------        -----------

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________]

This Form 6-K consists of a press release.
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[ACETEX GRAPHIC]

FOR IMMEDIATE RELEASE

EC TRANSITIONS INTO PHASE II

Vancouver, BC, Canada - March 11, 2005 - Acetex Corporation (TSX: ATX) announced that the European Commission ("EC") has opened an in-depth investigation under the EU Merger regulation into the proposed acquisition of Acetex by Celanese Corporation (formerly Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd.) ("Celanese"). A copy of the EC's press release is attached hereto for ease of reference.

The proposed acquisition of Acetex by Celanese remains subject to regulatory approval. The EC authority has transitioned into a Phase II review to obtain more information with respect to the transaction. Acetex cannot comment on the approval process but will inform the public as soon as a final decision by the European Commission has been taken.

Acetex Corporation has two primary businesses - its European Acetyls Business and the Specialty Polymers and Films Business. Our Acetyls business is Europe's second largest producer of acetic acid and polyvinyl alcohol and third largest producer of vinyl acetate monomer. These chemicals and their derivatives are used in a wide range of applications in the automotive, construction, packaging, pharmaceutical and textile industries.

Specialty polymers developed and manufactured by Acetex are used in the manufacture of a variety of plastics products, including packaging and laminating products, auto parts, adhesives and medical products. The films business focuses on products for the agricultural, horticultural and construction industries.

Acetex directs its operations from its corporate head office in Vancouver, Canada. Acetex has plants in France, Spain, and Edmonton, Alberta, and sells to customers primarily in Europe, the United States, and Canada. Acetex's common shares are listed for trading under the symbol "ATX" on the TSX, which has neither approved nor disapproved the information contained herein.

Information in this news release may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materiality from those contemplated by the forward-looking statements. They include world wide economic conditions, actions of competitors, the availability and cost of feedstock the ability to implement business strategies and pursue business opportunities, conditions in the chemicals business including the supply and demand for industrial chemicals and the risks attendant with producing and marketing industrial chemicals and carrying out major capital projects. Forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors of Acetex are cautioned that all forward-looking statements involve risks and uncertainties, including those risks and uncertainties detailed in the filings with the U.S. Securities and Exchange Commission (SEC) and the applicable Canadian securities commissions of Acetex and with the SEC, copies of which are available from Acetex.

For further information contact: Lynn Haycock (604) 688-9600 or via e-mail at haycock@acetex.com.
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                                                                       IPI061280

                                                       Brussels, 11th March 2005

Mergers: Commission opens in-depth investigation into Blackstone's takeover of Acetex

The European Commission has opened an in-depth investigation under the EU Merger Regulation into the planned acquisition by the US-based merchant-banking firm Blackstone of the Canadian chemicals company Acetex. One of the companies controlled by Blackstone (Celanese) is active on the same markets as Acetex. The Commission's initial market investigation has found that the proposed acquisition may create significant competition problems given the parties' horizontal overlaps in the markets of acetic acid, vinyl acetate monomer (VAM) and acetic anhydride. The decision to open a detailed inquiry does not prejudge the final result of the investigation. The Commission now has four months to take a final decision on whether the concentration would significantly impede effective competition within the European Economic Area (EEA).

"This takeover is in a sector that is currently undergoing substantial developments in terms of both consolidation and shifting patterns of supply and demand", commented Competition Commissioner Neelie Kroes. "It is therefore crucial that the Commission verifies that effective competition will be preserved".

Both Celanese and Acetex are companies that produce commodity chemicals including acetic acid, VAM and acetic anhydride. These products are chemical intermediaries used in a wide variety of applications. The two firms are among the three major suppliers in Europe, where together they have very significant shares of the merchant market (the part of the market that is not captive). The Commission's preliminary investigation indicates that the relevant geographic markets for these products may be European in scope, due to high transport and storage costs, import duties, regional pricing by suppliers and the fact that a large majority of the imports are undertaken by the companies themselves. The preliminary investigation also indicates that there may be substantial horizontal overlaps on these markets. The Commission has therefore opened a second phase investigation in order to carry out an in-depth assessment of the proposed transaction. It now has four months to investigate whether the markets at stake are EEA in scope and whether the proposed acquisition will significantly impede effective competition in these markets.

Blackstone is a private merchant-banking firm based in the US, active mainly in financial advisory services, private equity investing and property investment.

Celanese is a worldwide chemicals company, controlled by Blackstone. It is active in four main sectors: chemical products, acetate products, technical polymers and food ingredients.

Acetex, headquartered in Vancouver, Canada is active in the acetyls and the plastic business.
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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Acetex Corporation
                                       ------------------
                                       (Registrant)


DATE: March 11, 2005                   By: "David Ross"
                                           -------------------
                                           David Ross
                                           Corporate Secretary